Filed by UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

Sergio Ermotti speaker notes for Investor Update—6 May 2014

SLIDE 2: Executing our strategy to unlock UBS’s full potential

We now move to an update on our progress and prospects for our future, having reached our CET1 capital target, transformed our investment bank and proved that our RWA and balance sheet reduction targets are achievable.

Today’s agenda is based on our conversations with shareholders, who most frequently ask about how we will grow our wealth management businesses and how quickly we will exit the Non-core and Legacy Portfolio. The new CEO of Global Asset Management will also share his views on that business.

After setting our strategy in 2011, in 2012 we earned the credibility and built the confidence to accelerate its implementation. I want to make it very clear upfront that our strategy remains unchanged.

Our strategy will enable us to grow – by leveraging our unique business model and market position, as well as our strong capital, increasingly efficient operations and risk management. Our performance has proven that the model works and is the right one for UBS.

However, while we have made substantial progress, there is no room for complacency.

Let me start by reminding you how far we have progressed on our journey:

•	We have repositioned the firm to increase the emphasis on wealth management as well as our strengths in our other businesses which, by their nature, also have less volatile and therefore more predictable earnings;

•	We have substantially reduced our balance sheet and the Non-core and Legacy Portfolio, removing over 110 billion francs of risk-weighted assets in an economically efficient way since the portfolios’ respective inception dates;

•	We have reduced gross costs by 2.2 billion Swiss francs per annum, or 1.8 billion on a net basis;

•	We have achieved an industry-leading Basel III fully applied tier 1 capital ratio of 13.2%;

•	We have addressed a number of legacy issues and enhanced our operational risk framework; and last but not least,

•	We have remained committed to our strategy, providing stakeholders with a high degree of comfort in knowing who we are and what we want to deliver.

Going forward, our priorities should come as no surprise to those of you who know us well.

First, we aim to grow profits in a capital-efficient way. To do this:

•	We are taking action to drive revenue growth. You will hear about these opportunities and how we will realize them later today.

•	We continue to drive cost reductions and efficiency gains and Tom will walk you through how we plan to execute on that.

•	We are committed to growing in a capital-efficient way which will maximize the conversion of earnings into free cash flows. We believe we can grow our businesses, while delivering on our capital return pledges to shareholders.

Second, we will continue to address structural and legacy issues, while maintaining our financial strength:

•	We will continue to run down the Non-core and Legacy Portfolio in a way that optimizes shareholder value.

•	Our commitment to capital strength will not waver as we continue to adapt to regulatory challenges, notably as we execute changes to our legal entity structure.

•	We will remain focused on addressing and resolving issues from the past. This will take time and patience; litigation can take years, and while it often reflects on issues of the past, we hold ourselves fully accountable, and strive to uphold the appropriate control framework.

We are pleased to see the market has acknowledged our progress in our valuation. But from my perspective we continue to be seen as an expensive Investment Bank rather than an undervalued wealth manager. As the world’s pre-eminent wealth manager, with our industry-leading capital strength and the implementation of further efficiency measures, it is only a matter of time until the value of our franchise is fully recognized. This is one of the primary motivations for us to continue on our journey, execute with discipline and further unlock UBS’s value for our shareholders.

SLIDE 3: Our franchise is unrivaled with compelling growth prospects

Our businesses share important characteristics, which are amplified when you look at them in combination. They all enjoy strong market positions in their target markets, are run in a capital efficient way and have a superior structural growth and profitability outlook.

For wealth management globally, we must sustain our position as the world’s pre-eminent wealth manager. Providing our clients with leading-edge capabilities and superior investment and wealth management advice is critical to maintaining our leadership, underscoring the client focus that has made this business so strong. We will build on that position to drive superior profitability by leveraging our scale and differentiating ourselves from peers through our client value proposition. Bob and Juerg will offer some insights into how we will accomplish this. I would also encourage those of you in the room to visit our kiosks during the breaks, which show our capabilities in action.

We are committed to maintaining our number one position in Retail & Corporate in Switzerland, ensuring that we reflect the cost of current and, if applicable, future regulation in the pricing of our services. We must continuously reinforce our leading position in our home market by leveraging the competitive advantage of our unique ability to offer solutions to all clients from across the Group.

Our Global Asset Management business must increase its contribution to the group by continuing to improve investment performance, widening its distribution capabilities and focusing our product offering in growth areas. But this is not a revolution; Global AM is already a solid business and franchise, and we will work to make it more profitable. Ueli will go into more detail later today.

In the Investment Bank, we have demonstrated that we can deliver solid results in a variety of market environments within established resource limits. We will strengthen our position in our targeted businesses through selective investments.

We will not have a presentation from either Retail and Corporate or the Investment Bank today. Both businesses are doing well, and require no strategic changes. You have heard from us at length about the accelerated strategy in the Investment Bank, on which we have delivered. Instead, this day will focus on our wealth and asset management businesses. Global Asset Management has a new CEO, and is an attractive franchise with strong growth potential. And of course wealth management is at the core of UBS.

What makes UBS most appealing as an investment proposition is the power of these businesses in combination, which cannot realistically be replicated organically. We could not have built, and we absolutely cannot maintain, our leading global position in wealth management without contributions from all other divisions. Building a franchise that even remotely approaches our scale and brand strength, especially as the world’s leading wealth manager, would take decades.

SLIDE 4: Broadly diversified profit sources

Today we are giving some insight into regional profitability. We are not changing our reporting structure or the way we manage our business, but shareholders frequently inquire about regional P&L, so we will provide you with this information quarterly.

We have a high degree of diversification in our earnings, both from our different businesses and from our geographical mix. Based on the predominantly client domicile view under which our business divisions are reported, they were all profitable in each region last year.

The diversification of our earnings streams, combined with our strong capital position, provides a measure of protection against regional variability.

SLIDE 5: We target CHF 2.1 billion cost reduction versus FY13

We are committed to delivering CHF 2.1 billion net cost reductions in the Corporate Center. Tom will take you through this in more detail shortly.

We have also adjusted the cost/income ratio targets for three of our business divisions, to reflect both lower and more predictable allocated costs from the Corporate Center and a more efficient front office within the divisions. Our adjusted cost/income ratio target of 60 to 70% for the Group from 2015 remains unchanged.

SLIDE 6 – Capital strength is the foundation of our success

Capital strength is the foundation of our success. Achieving a fully applied Basel 3 common equity tier one ratio of 13% has been a key focus for us, and we attained this target this past quarter.

We supplement this with a target CET1 ratio of 10% post-stress. Importantly, our capital returns program of at least 50% of net profits is conditional upon the achievement of both objectives.

Managing our business with leverage ratio constraints in mind, significantly influenced the acceleration of our strategy in 2012. We share the opinion of the Basel Committee that the leverage ratio should be a “backstop measure”, rather than the binding constraint in the normal course of business. We have also been emphasizing the importance of quality and consistency of definitions for both the numerator and the denominator, and we have been focusing on both while increasing our leverage ratio. We are targeting a Swiss SRB leverage ratio denominator of 900 billion francs by 2016, based on the rules applicable today.

We are proud of UBS’s financial strength. This provides our clients and all other stakeholders with a strong sense of security, which creates a unique competitive advantage for the bank as a global wealth manager.

SLIDE 7: Managing down the Non-core and Legacy Portfolio

Our Chief Risk Officer Phil Lofts, will walk you through our plans to exit the Non-core and Legacy Portfolio shortly.

I want to make two brief points upfront. The first is that, in addition to RWAs, we are widening our focus to the reduction of the Leverage Ratio Denominator and costs for this unit. And we will do so with the same commitment to preserving shareholder value.

Secondly, in my opinion, some attribute an excessive discount to the value of this unit. We will incur some costs during the run-down, and the portfolio does consume capital, but these are not necessarily problematic assets. They are simply positions or businesses that we chose to exit.

We are very focused on exiting the Non-core and Legacy Portfolio, but we are not losing sleep over it. We have the right people, a very good track record and we will continue to execute efficiently.

And for the few of you who still see the Non-core and Legacy Portfolio as part of our Investment Bank, let me assure you that this is not the case. These are separate units run by different teams with very different objectives. The Non-core and Legacy Portfolio is not putting on any new business; it is factually and intellectually wrong to consolidate these businesses or put them together on a pro-forma basis.

SLIDE 8: Adapting to regulatory changes

As we adapt to global regulatory changes, we intend to establish a Group holding company through a share for share exchange offer. This offer will commence later this year, subject to regulatory approvals. The establishment of a Group holding company is intended, among other measures we are taking, to substantially improve the resolvability of UBS. Given this, we anticipate that these measures will allow us to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements, resulting in lower overall capital requirements which will give us more flexibility in returning capital to shareholders.

As a first step, following completion of the transaction, we expect to propose a supplementary capital return of at least 25 Rappen per share to shareholders of the new group holding company. This would be in addition to the payout of at least 50% of profit attributable to shareholders, should we meet our pre-conditions.

We had already announced a series of measures to reduce resolvability risks. As we reported last year, we intend to establish a banking subsidiary in Switzerland in mid-2015. The scope of this future subsidiary’s business is currently expected to include the Retail & Corporate business and the Swiss-booked Wealth Management business.

In the UK, and in consultation with the UK and Swiss regulators, we expect to commence the implementation of a revised operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of both the risk and reward of its business activities, and we expect to increase the capitalization of UBS Limited accordingly.

In the US, we will comply with the new rules for foreign banks under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require an intermediate holding company by 1 July 2016.

We anticipated these evolving changes and acted early and decisively to adapt our business strategy. This, together with the quality and strength of our capital, means we are well positioned to execute these plans. Our strategy, our business model and the way we serve our clients are not affected by these changes.

So let me now spend a little time on Retail and Corporate and the Investment Bank.

SLIDE 9: Retail & Corporate

Our position as the leading universal bank in Switzerland is also central to our strategy and also important to Switzerland. We have achieved this status based on our ability to serve all of our clients’ banking needs in our home market, thanks to the completeness of our business model. While our scale is a benefit for sure, it is the scope of our offerings and intellectual capital that is our true differentiator in Switzerland. We expect to grow our overall Swiss business faster than GDP, and underpinning that is Retail and Corporate’s leading position.

In Retail and Corporate we will continue to innovate with e-banking in retail and implement a true multichannel strategy to ensure a unique client experience, with the goal of capturing market share and increasing efficiency.

We will improve our proposition for Swiss companies for greater share of wallet with a focus on partnering abroad and cash management services.

And we will price rationally and, if others withdraw, we will have an opportunity to increase market share.

Lastly, Retail and Corporate’s stable earnings’ profile reflects its strong position and has been achieved despite the headwinds of low interest rates. This is a business that would benefit substantially from an increase in the Swiss franc interest rates.

SLIDE 10: Investment Bank

As I have said previously, I am extremely pleased with how quickly our employees and clients embraced the new model for the Investment Bank. We delivered strong results throughout the year while operating under well-defined RWA and balance sheet limits.

Our client-focused Investment Bank is concentrating on our traditional strengths as a leading Equities franchise, a focused FRC business and world-class advisory capabilities.

Balance sheet and capital-intensive businesses, primarily in areas of rates and credit, have been transferred from the Investment Bank to Non-core and are being exited. The cost/income ratio of the Investment Bank is structurally high, but this is a reflection of our business mix and our focus on capital efficient but sometimes people intensive businesses, as our model is geared toward client facilitation and flow. We are willing to accept this, because it underpins strong returns on equity, which is what really matters to our shareholders.

In addition, I want to emphasize that the Investment Bank does not exist solely to support wealth management and our corporate businesses. In fact, it is because the Investment Bank is a strong competitor in the areas on which we have chosen to focus that it is such a great partner for these businesses.

A few examples of where we will invest to grow and maintain our positions are:

•	e-platforms across businesses;

•	Selective hiring in advisory and origination, especially in the US; and

•	Reinforcing our research capabilities.

The story with our Investment Bank is simple – the model in place today, with tight allocated resources, is the right model for UBS, and we will maintain a laser focus on execution and managing for value.

SLIDE 11: Group targets

With respect to our Group targets I would like to highlight two changes. First, we have lowered our 2015 RWA target by 10 billion, to below 215 billion francs by 2015. Second and as already mentioned earlier, we have introduced a Swiss SRB leverage ratio denominator target of 900 billion francs by 2016, based on the rules applicable today – both changes arising as we’ve lowered our target for the Non-core and Legacy Portfolio. We continue to target a return on equity of greater than 15% from 2015, which, given elevated operational risk RWA, we may not achieve until 2016. Without the incremental operational risk RWAs, we would already have achieved our target.

Slide 12 – Firmly committed to returning capital to shareholders

We also remain firmly committed to a payout ratio of at least 50% of net profit, conditional on both a fully applied CET1 ratio of 13% and 10% post-stress. The components of our capital returns program remain the same. We will set a baseline dividend in the form of an absolute amount which we feel confident we could deliver even in a stressed year. We will supplement that dividend with other forms of capital returns.

Our dividends are not subject to approval by our home regulator. But our 3-year capital plan, which includes forecast dividends over that time frame, is approved by FINMA once a year.

A popular question we get from shareholders is “How much more than 50% will you pay out?” We cannot give an exact number; our guidance is “at least 50%”, and it is intentionally open-ended. We intend to return any excess capital that we don’t need to support and grow our business. But remember, our dividend paying capacity is also a function of our post-stress CET1 ratio, and may be affected by a decision to introduce a management counter-cyclical capital buffer, for example. But let me be very clear again: we will not retain capital that is not strictly necessary.

SLIDE 13: Key messages

Today’s update is about our future, but part of our journey has been and continues to be about remediating the issues of the past, so I just want to say a few words about regulatory and litigation matters. While some parts of that journey have been painful, they were necessary. UBS has been very active in addressing these matters and quite often very early on in the process. As a result we have often been visible, although by now it should be crystal clear to everyone that these are mostly industry-wide issues. This is a fact and not an excuse.

The Board, the entire management team and I have devoted considerable time and effort to addressing and remediating these matters and we continue to do so. Since I became Group CEO, we have increased and upgraded our staff dedicated to the compliance function, and we recently restructured it, making it part of our Risk Control organization. We have revamped our processes to manage and control risk and have intensified the focus on how we do things and not just on what we do.

While several issues remain that will require substantial focus and resources, we will work tirelessly to resolve them appropriately. Lastly, our most important goal in this regard is fostering and promoting a culture which limits financial and reputational risk and enables better oversight and control.

When I was thinking about the messages I wanted our shareholders to walk away with today, I thought of:

First, reiterating that the strategy is not changing. Then, in addition to already having the strongest capital ratios of any of the large global banks, we have substantial operating leverage. While growing our revenues, we are committed to both reducing costs and improving front office efficiency. Our capacity to generate capital is considerable and we can grow our business with limited retention of earnings.

Second, we believe there is no basis to attribute a substantial discount to the valuation of our Non-core and Legacy Portfolio. We will incur some costs during the run-down, and the portfolio does consume capital, but these are not necessarily problematic assets. They are simply businesses and positions we chose to exit. We are very focused on exiting the Non-core and Legacy Portfolio. We have the right people, a good track record, and we will continue to execute efficiently.

And finally, the main reason long-term investors buy a stock to begin with – returns. We believe our commitment to return at least 50% of profits is an extremely attractive proposition. Our intention to create a Group holding company is important in this regard, because it will result in more transparency and it provides us with more flexibility to return capital to shareholders.

With this, I’ll hand over Tom…

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and the holding company that may be formed in connection with the proposed exchange offer (“HoldCo”) may be required to file materials relevant to the announced exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by HoldCo in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by HoldCo or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. HoldCo, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.